FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Inscription in Securities Register No. 175

Santiago, October 16, 2014

Ger. Gen. N° 88/2014

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador Bernardo O’Higgins  1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10 under Securities Market Law 18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Enersis S.A., I hereby inform you of the following significant event:

A copy of the significant event released today by Endesa S.A., the parent company of Enersis S.A., domiciled in Spain, is attached hereto and it is related to the significant events published previously on September 11 and 17, and October 8, 2014.

The significant event released today, includes a pro-forma consolidated financial information for the six month period ended June 30, 2014, along with the Special Report prepared by Ernst & Young, which was approved by the Board of Directors of Endesa,S.A. in its session held today.

Sincerely yours,

Massimo Tambosco

Deputy Chief Executive Officer

c.c.:	Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Electronic Stock Exchange)
Bolsa Corredores de Valparaíso (Valparaíso Stock Exchange)
Comisión Clasificadora de Riesgo (RiskClassification Commission)
Banco Santander Santiago – Bond Holders Representative
Depósito Central de Valores (CentralSecurities Depository)

ENDESA, S.A. (the “Company” or “Endesa”), in fulfillment of the provisions of article 82 of the Ley del Mercado de Valores (Spanish Securities Market Act), makes public the following:

RELEVANT EVENT

ENDESA’s Board of Directors, at a meeting held on 16 October 2014, approved the pro-forma consolidated financial information relating to the six-month period ending on 30 June 2014. The information in question has been attached to this material event along with the Special Report prepared by Ernst & Young, S.L.

The enclosed pro-forma consolidated financial information has been prepared and published ahead of the extraordinary General Shareholders Meeting to be held on 21 October 2014, at which divestment of the Latin American business and payment of an extraordinary dividend charged to reserves will be put before shareholders (reported as a relevant event on 17 September 2014 under entry number 210859), as well as payment of an interim dividend charged to earnings for 2014 (reported as a relevant event on 8 October 2014 under entry number 211674), such financial information comprising:

-

The pro-forma consolidated balance sheet of ENDESA and subsidiaries at 30 June 2014, prepared as if divestment of the Latin American business and payment of the extraordinary dividend charged to reserves and the interim dividend against earnings for 2014 had been completed on 30 June 2014.

-

The pro-forma consolidated income statement of ENDESA and subsidiaries relating to the six-month period that closed on 30 June 2014, prepared as if these same transactions had been carried out at 1 January 2014; and

-	The explanatory notes to the pro-forma consolidated financial information for the six-month period ending on 30 June 2014.

Madrid, 16 October 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Massimo Tambosco
--------------------------------------------------

Title: Deputy Chief Executive Officer

Date: October 17, 2014